United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: Brookdale Senior Living Inc.

2.	Name of person relying on exemption: Land & Buildings Investment Management, LLC

3.	Address of person relying on exemption: 1 Landmark Square 7th Floor Stamford, CT 06901

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

 ________________________________

On September 12, 2018, Land & Buildings Investment Management, LLC issued the following press release:

Land & Buildings Sends Open Letter to Brookdale Senior Living Shareholders

- Reiterates Concerns that Brookdale Board Has Failed to Announce Plans to Materially Monetize Company’s Real Estate or Truly Modernize its Corporate Governance –

- Believes Proposed Governance Changes Fall Short of What is Required to Maximize Shareholder Value and that Board is Not Acting in Best Interests of Shareholders –

- Urges Brookdale to Publicly Outline an Aggressive Asset Monetization Plan Now that Lease Modifications Have Cleared the Path for Real Estate Sales –

- Intends to Vote Against Directors Up for Election at Upcoming Annual Meeting if Company Continues to Ignore Repeated Requests –

Stamford, CT (September 12, 2018) – Today Land and Buildings Investment Management LLC (“Land & Buildings”) issued the following open letter to shareholders of Brookdale Senior Living Inc. (NYSE: BKD) (the “Company” or “Brookdale”):

Dear Fellow Brookdale Shareholders:

We have engaged in numerous conversations with Lee Wielansky, Chairman of the Board of Directors (the “Board”) of Brookdale and Cindy Baier, Director, CEO and President of Brookdale, and are deeply disappointed that they have chosen to continue to refuse to meaningfully modernize the Company’s corporate governance and publicly outline an aggressive asset monetization plan now that lease modifications have cleared the path for real estate sales. While the proposed governance changes up for a vote at the upcoming 2018 Annual Meeting are a step in the right direction, they fall woefully short of what we believe is required to maximize value for Brookdale shareholders and importantly, are reflective, in our view, of a company seeking to do the bare minimum in order to appease shareholders. Specifically, and despite our repeated requests and sincere efforts to work constructively with the Company:

1.	Rather than immediately de-stagger the Board and have the directors elected to one-year terms in 2018, the Board chose the most shareholder-unfriendly plan to de-stagger the Board, resulting in the Board not being fully de-staggered until 2021;
2.	The Board chose not to allow shareholders to call a special meeting; and
3.	The Board chose not to release potential acquirers of the Company from standstill agreements they signed during the strategic review process.

Ms. Baier was appointed as a director of the Company this past February in a class of directors that is not up for election until 2020, depriving shareholders of a say on her candidacy to serve until two years after her appointment. Even more concerning is the Board’s reassignment of Mr. Wielansky to a class of directors with a term expiring in 2020, when he should have been up for re-election at the 2018 Annual Meeting, and will therefore be serving a five-year term without a shareholder vote. Furthermore, with none of the Nominating and Governance Committee members up for election in 2018, and only recently appointed (in July 2017 and August 2018) or not yet appointed directors up for re-election, we can only conclude that the goal is entrenchment and not maximizing value for all shareholders.

In the absence of any changes to more shareholder-friendly governance policies as outlined above and public statements about an aggressive real estate asset monetization plan, we intend to vote against the three (3) directors up for election at the upcoming 2018 Annual Meeting scheduled to be held on October 4, 2018. If shareholders share our concerns regarding the Board’s actions (or lack thereof as the case may be), we encourage you to communicate your intentions to the Board as well as proxy advisory firms Institutional Shareholder Services ("ISS") and Glass Lewis & Co. (“Glass Lewis”).

Sincerely,

Jonathan Litt

Founder & Chief Investment Officer

Land & Buildings

Media Contacts:
Sloane & Company
Dan Zacchei / Joe Germani, 212-486-9500
Dzacchei@sloanepr.com
JGermani@sloanepr.com

This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions.

*           *           *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions. The cost of this filing is being borne entirely by Land & Buildings.